Public ASML 2021 Fourth-Quarter and Full-Year results Veldhoven, the Netherlands January 19, 2022 ASML reports €18.6 billion net sales and €5.9 billion net income in 2021 Sales growth of around 20% expected for 2022 Exhibit 99.2

Public Page 2January 19, 2022 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3January 19, 2022 Investor key messages

Public Page 4January 19, 2022 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios, we have an opportunity to reach annual revenue in 2025 between approximately €24 billion and €30 billion, with a gross margin between approximately 54% and 56%1 • We see significant growth opportunities beyond 2025. We expect our systems and Installed Base Management2 could provide an annual revenue growth rate of around 11% for the period 2020- 2030, based on third party research and our assumptions1 • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We are continuously striving to improve our performance on ESG Sustainability KPIs and are upgrading our ESG Sustainability strategy to accelerate progress • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 as presented at Investor day on 29 September 2021; 2 Installed Base Management equals our net service and field option sales

Public Page 5January 19, 2022 Business summary

Public Page 6January 19, 2022 2021 - Highlights ASML delivered a sales growth of 33%, reflecting the continued strong global demand for a digital infrastructure: • Net sales grew to €18.6 billion at 52.7% gross margin • Net income at €5.9 billion resulted in an EPS of €14.36 Installed Base1: • Our Installed Base business grew around 35% to €5.0 billion providing our customers services and upgrade capabilities in order to get more wafer capacity out of their installed base systems EUV lithography: • EUV system sales grew 41% to €6.3 billion, in support of high volume manufacturing for both Logic and Memory • High-NA program in R&D and Manufacturing progressing well, one EUV 0.55 NA (EXE:5000) order received DUV lithography: • DUV system sales grew by 25% to €6.9 billion, as part of our continued capacity ramp Applications: • Our Metrology & Inspection systems sales grew 47% to €514 million • Finalized our first eScan 1100 Multibeam system (5x5 beams) and shipment is planned in the coming weeks Capital allocation: • Returned €9.9 billion to shareholders through dividends and share buybacks 1 Installed Base Management equals our net service and field option sales

Public Page 7January 19, 2022 1 Installed Base Management equals our net service and field option sales 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders. Q4 results summary • Net sales of €5.0 billion, net systems sales of €3.5 billion, Installed Base Management1 sales of €1.5 billion • Gross margin of 54.2% • Operating margin of 40.7% • Net income as a percentage of net sales of 35.6% • Earnings per share (basic) of €4.39 • Net bookings2 of €7.1 billion, including €2.6 billion of EUV 0.33 NA systems and 1 EUV 0.55 NA (EXE:5000) system

Public Page 8January 19, 2022 Net system sales breakdown (Quarterly) Q4’21 total system sales €3,464 million Q3’21 total system sales €4,111 million

Public Page 9January 19, 2022 2021 total system sales €13,653 million 2020 total system sales €10,317 million Net system sales breakdown (Yearly) 1 2021: Excluding EMEA region which represents negative 1% as we bought back two unused systems previously sold to a customer, which we counted for as a revenue reversal. 1

Public Page 10January 19, 2022 Logic Memory Installed Base Management1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative 2017 numbers presented above have not been adjusted to reflect these changes in accounting policy. 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 11January 19, 2022 Litho systems bookings activity by End-use Q4’21 total system value €7,050 million Q3’21 total system value €6,179 million Lithography systems New Used Units 182 9 Lithography systems New Used Units 168 10 Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders.

Public Page 12January 19, 2022 • Paid total dividends of €1.4 billion, consisting of FY2020 final dividend and FY2021 interim dividend, and purchased €8.6 billion of shares in 2021 • ASML intends to declare a total dividend in respect of 2021 of €5.50 per ordinary share. Recognizing the interim dividend of €1.80 per ordinary share paid in November 2021, this leads to a final dividend proposal to the General Meeting of Shareholders of €3.70 per ordinary share • Total 2021 dividend is a 100% increase compared to the 2020 total dividend of €2.75 per ordinary share Capital return to shareholders Capital return is cumulative dividend + share buyback Share buyback Dividend paid The dividend for a year is paid in the subsequent year, except interim Total dividend Interim dividend Proposed final dividend

Public Page 13January 19, 2022 Outlook

Public Page 14January 19, 2022 Outlook Q1 • Net sales between €3.3 billion and €3.5 billion, ◦ including, Installed Base Management1 sales of around €1.2 billion ◦ excluding, revenue shift of approximately €2 billion due to fast shipments to subsequent quarters • Gross margin of around 49% • R&D costs of around €760 million • SG&A costs of around €210 million 2022 • Strong demand drives expected net sales growth of around 20% • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Public Page 15January 19, 2022 Financial Statements

Consolidated statements of operations € million

Year on Year

	2017	2018	2019	2020	2021
Net sales	8,963	10,944	11,820	13,979	18,611
Gross profit	4,020	5,029	5,280	6,798	9,809
Gross margin %	44.9	46.0	44.7	48.6	52.7
Other income [1]	96	—	—	—	214
R&D costs	(1,260)	(1,576)	(1,968)	(2,201)	(2,547)
SG&A costs	(417)	(488)	(521)	(545)	(726)
Income from operations	2,440	2,965	2,791	4,051	6,750
Operating income as a % of net sales	27.2	27.1	23.6	29.0	36.3
Net income	2,067	2,592	2,592	3,554	5,883
Net income as a % of net sales	23.1	23.7	21.9	25.4	31.6
Earnings per share (basic) €	4.81	6.10	6.16	8.49	14.36
Earnings per share (diluted) €	4.79	6.08	6.15	8.48	14.34
Lithography systems sold (units) [2]	197	224	229	258	309
Net booking value [3]	9,358	8,181	11,740	11,292	26,240

1 Other income in 2017 relates to the Customer Co-Investment Program. In 2021, Other income includes the gain on the sale of Berliner Glas subsidiaries.

2 Lithography systems do not include metrology and inspection systems.

3 Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders. Our 2018 and 2019 systems net bookings include 1 EUV and 1 DUV order shipped to our collaborative Research Center (Imec). These systems were not recognized in revenue.

ASML January 19, 2022

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

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Consolidated statements of operations € million

Quarter on Quarter

	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Net sales	4,254	4,364	4,020	5,241	4,986
Gross profit	2,212	2,352	2,045	2,711	2,701
Gross margin %	52.0	53.9	50.9	51.7	54.2
Other income [1]	—	—	—	—	214
R&D costs	(556)	(623)	(634)	(609)	(681)
SG&A costs	(152)	(168)	(172)	(183)	(203)
Income from operations	1,504	1,561	1,239	1,919	2,031
Operating income as a % of net sales	35.3	35.8	30.8	36.6	40.7
Net income	1,351	1,331	1,038	1,740	1,774
Net income as a % of net sales	31.7	30.5	25.8	33.2	35.6
Earnings per share (basic) €	3.23	3.21	2.52	4.27	4.39
Earnings per share (diluted) €	3.23	3.20	2.52	4.26	4.38
Lithography systems sold (units) [2]	80	76	72	79	82
Net bookings [3]	4,238	4,740	8,271	6,179	7,050

1 Other income includes the gain on the sale of Berliner Glas subsidiaries.
2 Lithography systems do not include metrology and inspection systems.
3 Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders.

ASML January 19, 2022

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

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Public Page 18January 19, 2022 2017 2018 2019 2020 2021 Cash and cash equivalents, beginning of period 2,907 2,259 3,121 3,532 6,049 Net cash provided by (used in) operating activities 1,818 3,073 3,276 4,628 10,847 Net cash provided by (used in) investing activities (1,229) (492) (1,158) (1,352) (72) Net cash provided by (used in) financing activities (1,209) (1,724) (1,712) (753) (9,892) Effect of changes in exchange rates on cash (28) 5 5 (5) 20 Net increase (decrease) in cash and cash equivalents (648) 862 411 2,517 903 Cash and cash equivalents, end of period 2,259 3,121 3,532 6,049 6,952 Short-term investments 1,029 913 1,186 1,302 638 Cash and cash equivalents and short-term investments 3,288 4,034 4,718 7,351 7,590 Purchases of property, plant and equipment and intangible assets (358) (610) (885) (1,001) (940) Free cash flow 1 1,460 2,463 2,391 3,627 9,906 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated statements of cash flows € million Year on Year

Consolidated statements of cash flows € million

Quarter on Quarter

	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Cash and cash equivalents, beginning of period	3,532	6,049	3,244	5,187	4,319
Net cash provided by (used in) operating activities	4,670	(942)	3,569	1,802	6,417
Net cash provided by (used in) investing activities	(956)	(307)	991	(280)	(476)
Net cash provided by (used in) financing activities	(1,194)	(1,560)	(2,613)	(2,392)	(3,327)
Effect of changes in exchange rates on cash	(2)	3	(4)	2	19
Net increase (decrease) in cash and cash equivalents	2,518	(2,806)	1,943	(868)	2,633
Cash and cash equivalents, end of period	6,049	3,244	5,187	4,319	6,952
Short-term investments	1,302	1,412	187	137	638
Cash and cash equivalents and short-term investments	7,351	4,656	5,374	4,456	7,590
Purchases of property, plant and equipment and intangible assets	(305)	(197)	(247)	(205)	(291)
Free cash flow [1]	4,365	(1,139)	3,322	1,597	6,126

1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements.

ASML January 19, 2022

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

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Public Page 20January 19, 2022 Assets 2017 2018 2019 2020 2021 Cash & cash equivalents and short-term investments 3,288 4,034 4,718 7,352 7,590 Net accounts receivable and finance receivables 1,958 2,384 2,773 3,421 4,597 Contract assets 270 96 231 119 165 Inventories, net 2,956 3,440 3,809 4,569 5,179 Other assets 1,219 1,579 1,673 1,753 2,010 Tax assets 94 316 624 739 1,141 Equity method investments 982 916 833 821 893 Goodwill 4,541 4,541 4,541 4,629 4,556 Other intangible assets 1,166 1,104 1,105 1,049 952 Property, plant and equipment 1,601 1,589 1,999 2,470 2,983 Right-of-use assets 114 138 324 345 165 Total assets 18,189 20,137 22,630 27,267 30,231 Liabilities and shareholders' equity Current liabilities 3,170 3,792 4,694 6,604 12,298 Non-current liabilities 4,243 4,704 5,344 6,798 7,792 Shareholders' equity 10,776 11,641 12,592 13,865 10,141 Total liabilities and shareholders' equity 18,189 20,137 22,630 27,267 30,231 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated balance sheets € million Year on Year

Public Page 21January 19, 2022 Consolidated balance sheets € million Quarter on Quarter Assets Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Cash & cash equivalents and short-term investments 7,352 4,656 5,374 4,456 7,590 Net accounts receivable and finance receivables 3,421 4,524 4,426 4,708 4,597 Contract assets 119 107 179 272 165 Inventories, net 4,569 4,748 5,086 4,944 5,179 Other assets and Held for sale assets 1,753 2,396 2,088 2,268 2,010 Tax assets 739 1,510 1,319 1,276 1,141 Equity method investments 821 842 865 963 893 Goodwill 4,629 4,556 4,556 4,556 4,556 Other intangible assets 1,049 1,014 988 964 952 Property, plant and equipment 2,470 2,522 2,609 2,730 2,983 Right-of-use assets 345 344 326 161 165 Total assets 27,267 27,219 27,816 27,298 30,231 Liabilities and shareholders' equity Current liabilities 6,604 6,876 8,754 9,163 12,298 Non-current liabilities 6,798 6,714 6,969 6,633 7,792 Shareholders' equity 13,865 13,629 12,093 11,502 10,141 Total liabilities and shareholders' equity 27,267 27,219 27,816 27,298 30,231 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 22January 19, 2022 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology, industry and business environment trends, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, bookings, expected growth in net sales, revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate, expected revenue recognition, including estimates of revenue to be recognized in periods after shipment, expected shipments and performance expectation of new products, the expected impact of the fire at our Berlin site, plans and strategies, customer demand and plans to support customers, ESG strategy, statements with respect to dividends and share buybacks and financial policy including the total dividend for 2021 and statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of the fire at our facility in Berlin on our production, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production, risks relating to supply chain capacity and logistics, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availabili ty of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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